06050386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/04/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Omega Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7202 Glen Forest Drive, Suite 300
(No. and Street)

Richmond (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harris, Hardy & Johnstone, P.C.
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave, Suite 101, Richmond, VA 23235
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/20
AB 9/21

OATH OR AFFIRMATION

I, Robert P. Louthan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Omega Capital Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commisson expires 12/31/08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRIS, HARDY & JOHNSTONE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
9211 FOREST HILL AVENUE, SUITE 101
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 560-0560 FAX (804) 560-0553
WWW.HHJCPA.COM

TIMOTHY R. HARRIS, CPA
WILLIAM E. HARDY, CPA
FRANKLIN R. JOHNSTONE, CPA

PHILIP G. TIBBS, CPA
FRANK S. WARREN, JR., CPA, PFS

REPORT OF INDEPENDENT AUDITORS

To the Member of
Alpha Omega Capital Securities, LLC

We have audited the accompanying statement of financial condition of Alpha Omega Capital Securities, LLC (the "Company") as of December 31, 2005, and the related statements of income, changes in member's interest, and cash flows for the period from August 4, 2004 (date of inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Omega Capital Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the period from August 4, 2004 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harris, Hardy & Johnstone, P.C.

Richmond, Virginia
January 18, 2006

ALPHA OMEGA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$18,925
Prepaid expenses	252
TOTAL ASSETS	19,177
LIABILITIES AND MEMBER'S INTEREST	
Liabilities	
Accounts payable	$ 150
TOTAL LIABILITIES	150
MEMBER'S INTEREST	
Member's interest	11,000
Accumulated earnings	8,027
TOTAL MEMBER'S INTEREST	19,027
TOTAL LIABILITIES AND MEMBER'S INTEREST	$19,177

See Notes to Financial Statements.

ALPHA OMEGA CAPITAL SECURITIES, LLC

STATEMENT OF INCOME

FOR THE PERIOD FROM AUGUST 4, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2005

INCOME		
Fees		$16,750
Interest income		47
	TOTAL INCOME	16,797
EXPENSES		
Operating expenses allocated from the Parent		6,500
Fees		1,496
Supplies		175
Advertising		200
Other		399
	TOTAL EXPENSES	8,770
	NET INCOME	$8,027

See Notes to Financial Statements.

ALPHA OMEGA CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S INTEREST

FOR THE PERIOD FROM AUGUST 4, 2004
(DATE OF INCEPTION) TO DECEMBER 31, 2005

	Member's Interest	Accumulated Earnings	Total
Balance at August 4, 2004 (date of inception)	$ -	$ -	$ -
Capital contribution from Parent	11,000	-	11,000
Net income	-	8,027	8,027
Balance at December 31, 2005	$11,000	$8,027	$19,027

See Notes to Financial Statements

ALPHA OMEGA CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 4, 2004
(DATE OF INCEPTION) TO DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,027
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities	
Changes in assets and liabilities	
Increase in prepaid expenses	(252)
Increase in accounts payable	150
Net cash and cash equivalents provided by operating activities	7,925
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	11,000
Net cash and cash equivalents provided by financing activities	11,000
Increase in cash and cash equivalents	18,925
Cash and cash equivalents, beginning of period	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 18,925

See Notes to Financial Statements

ALPHA OMEGA CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 4, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation
Alpha Omega Capital Securities, LLC (the "Company") is a wholly owned subsidiary of Alpha Omega Capital Partners, LLC (the "Parent") incorporated in the state of Virginia on August 4, 2004. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers on June 1, 2005. The Company intends to act as an introducing broker engaging primarily in debt and equity placements.

The Parent is a structured business transfer, business valuations and growth services company.

Securities Transactions
Securities transactions and related income and expenses are recorded on a trade date basis.

Statement of Cash Flows
Interest-bearing deposits with maturities of three months or less are considered cash equivalents.

Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent. For the period from August 4, 2004 (date of inception) to December 31, 2005, the Company paid $6,500 to the Parent for occupancy and general administrative costs.

ALPHA OMEGA CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM AUGUST 4, 2004
(DATE OF INCEPTION) TO DECEMBER 31, 2005

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Parent paid on behalf of the Company all start up and operating expenses. The Parent has agreed to waive reimbursement from the Company of such costs.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital ($5,000 at December 31, 2005) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2005, the Company had net capital of $18,775, as defined under Rule 15c3-1, which exceeded the requirements by $13,775. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was .008 to 1.

NOTE 5 - TAXES

The Company has elected to be treated as a limited liability company for Federal, state and local income tax purposes. Accordingly, all items of income, expense, gain and loss of the Company are generally reportable on the tax return of its member.